Exhibit 2

Trust and Beneficiary List

The following table lists the trusts in which a person other than the Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by the Reporting Persons.

Name of Trust	Current Beneficiary(ies)
The RBC GST Non-Exempt Millennium Trust	Janet L. Cohen Perry Cohen and descendants thereof Jill Cohen and descendants thereof Rachel Cohen Kanter and descendants thereof

Janet L. Cohen is a co-trustee along with David A. Ladensohn and Joseph P. Toce, Jr. for each of The RBC GST Non-Exempt Millennium Trust . The Current Beneficiaries of each trust may be said to have a contingent economic interest in the securities of the Issuer held by such trust pursuant to their rights to receive certain income and principal from the relevant trust.